Kevin L. Crudden
Vice President & General Counsel
August 19, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn: Stephen G. Krikorian, Accounting Branch Chief
Re:	Digital River, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009
Form 10-Q For the Quarterly Period Ended June 30, 2009
File No. 000-24643
Dear Mr. Krikorian:
     On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated August 5, 2009 (the “Comment Letter”) regarding with the Company’s disclosures in its filings identified above.
Response to Staff Comments
     The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of the Staff’s comments has been reproduced below, for your convenience.
Form 10-K For the Fiscal Year Ended December 31, 2008
Part I
Item 1. Business

Securities and Exchange Commission
August 19, 2009

     Comment 1. In future filings, please include disclosure responsive to Item 101(d) of Regulation S-K. Alternatively, you may include a cross-reference to the financial statements where this data is provided. Please refer to Item 101(d)(2) of Regulation S-K.
Response 1. In response to the Staff’s comment, the Company respectfully will comply in future filings accordingly.
Part II
Item 8. Financial Statements and Supplementary Data
Quarterly Financial Data (Unaudited), page 44
     Comment 2. We note your selected quarterly financial data does not contain gross profit or cost sales information. Please revise or explain how you determined that this presentation complies with Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.
Response 2. The Company evaluated the criteria outlined in Item 302(a)(1) of Regulation S-K and Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in analyzing its reporting requirements and determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as net revenue. Based upon the guidance, the Company determined that net reporting is appropriate in light of our facts and circumstances. After netting out the amounts paid certain suppliers and clients against revenue, the balance of the costs associated with delivering products and services are recorded across multiple line items in our Statement of Operations — primarily in “Direct cost of services,” “Network and infrastructure,” “Product research and development,” “ Sales and marketing” and “Depreciation and amortization.” Since a material portion of the Company’s costs are netted per EITF No. 99-19, we believe the detail provided on the remaining costs provides more transparency to the readers of our financial statements.
Item 9A. Controls and Procedures
(a) Disclosure Controls and Procedures, page 44
     Comment 3. We note your statement that your “Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures were effective at reasonable assurance levels to ensure that the information required to be disclosed by [you] in this Form 10-K was recorded, processed, summarized and reported

Securities and Exchange Commission
August 19, 2009

within the time periods specified in the rules and instructions for Form 10-K.” Your definition of disclosure controls and procedures appears to be more narrow than what is called for by that term as defined in Exchange Act Rule 13a-15(e). Please revise this statement to remove your references to “Form 10-K” within this paragraph. In this regard, your first reference to “Form 10-K” is too narrow to encompass “the reports that [you] file or submit under the Act” and your second reference is not broad enough to include “the Commission’s rules and forms.” We have similar concerns regarding your disclosures in the Form 10-Q for the quarter ended March 31, 2009.
Response 3. In future filings, the Company will modify its disclosure to eliminate reference to the specific filing. We anticipate that the modified disclosure (assuming management concludes that our controls and procedures are effective at the pertinent date) would be substantially as follows:
“Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of [end of period covered by the report]. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on their evaluation of our disclosure controls and procedures as of [end of period covered by the report], our Chief Executive Officer and our Chief Financial Officer concluded that as of that date, our disclosure controls and procedures were effective at the reasonable assurance level.”
We believe the disclosure included in our reports on Form 10-K and Form 10-Q conveys the understanding that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the respective periods covered by those reports. Therefore, we do not believe an amendment to our reports on Form 10-K or Form 10-Q should be required to address this comment.

Securities and Exchange Commission
August 19, 2009

     Comment 4. Tell us and revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We have similar concerns regarding your disclosures in the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. See Exchange Act Rule 13a-15(e). We call your attention to comment 2 in our letter dated June 7, 2007 and note your response in your letter dated September 4, 2007 confirming that you would provide appropriate revisions in your future filings. Please tell us why, despite your representation in 2007, you have not provided the required disclosure to date.
Response 4. We hereby confirm that our officers concluded that our disclosure controls and procedures were, at the relevant dates, effective at reasonable assurance levels to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. This conclusion is addressed in the modified disclosure set forth above in the response to Comment #3, in which “disclosure controls and procedures” is described in a manner that more clearly encompasses accumulating and communicating information to management.
We respectfully disagree with the assertion that we have not provided the disclosure indicated in our letter dated September 4, 2007. Commencing with our Form 10-Q for the quarter ended June 30, 2007 (our first report filed after receipt of your comment letter dated June 7, 2007, filed prior to the date of our letter dated September 4, 2007), each of our reports on Form 10-Q has stated that our disclosure controls and procedures include ensuring that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We acknowledge that this statement was not included in our reports on Form 10-K for the years ended December 31, 2008 and December 31, 2007. This omission was inadvertent, and was not intended to signal a limitation on our disclosure controls and procedures or a conclusion that our disclosure controls and procedures were not effective in this regard.
We believe the disclosure included in our reports on Form 10-K and Form 10-Q conveys the understanding that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the respective periods covered by those reports. Therefore, we do not

Securities and Exchange Commission
August 19, 2009

believe an amendment to our reports on Form 10-K or Form 10-Q should be required to address this comment.
Part III, page 47
General
     Comment 5. Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.
Response 5. We hereby confirm that in future filings our Part III disclosure will identify by title the section of our definitive proxy statement from which we are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.
Item 11. Executive Compensation, page 47
(Incorporated by Reference From Definitive Proxy Statement Filed April 15, 2009)
Executive Compensation and Related Information
Compensation Discussion and Analysis, page 22
     Comment 6. We note that you have included compensation information for Messrs. Ronning and Donnelly, your chief executive and chief financial officers, respectively, and for Mr. Crudden, your Vice President and General Counsel. Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. In your response, please specifically address whether any of your officers not named in the summary compensation table is a vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or is an officer or person who performs a policy making function. Please refer to Exchange Act Rule 3b-7.
Response 6. We hereby confirm that we have included in our executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. We further confirm that at December 31, 2008, there was no person not named in the summary compensation table who was a vice president in charge of a principal business unit, division or function (such as sales,

Securities and Exchange Commission
August 19, 2009

administration or finance) or was an officer or person who performed a policy making function.
Our Board of Directors makes a determination on an annual basis of the persons who are deemed to be “executive officers” of the Company. This determination is made in accordance with the standards set forth in Exchange Act Rule 3b-7, and includes a review of persons in charge of principal business units, divisions or functions, and persons who exercise policy making functions for the Company. We note that the persons designated as executive officers are consistently treated differently from other members of management. For example, the executive officers are elected to their positions by the Board of Directors, whereas other managers are not elected by the Board but are granted titles by the Chief Executive Officer reflecting their relative roles for the Company. There are no officers subject to the reporting requirements under Section 16(a) of the Exchange Act other than the officers named in the summary compensation table. The structure of the compensation programs for the officers named in the summary compensation table differs from the structure of compensation programs for other members of management. The Company does not have a President, Chief Operating Officer, Chief Administrative Officer or anyone with functionally equivalent responsibilities to those positions.
Role of Executive Management in Compensation Decisions, page 22
     Comment 7. We note your statement that the Compensation Committee meets occasionally with your chief executive officer and/or other executives to obtain recommendations with respect to your compensation program, practices and packages. It is unclear from your disclosure the extent to which named executive officers, other than the chief executive officer, play a part in determining compensation for themselves or for any other named executive officer. Please clarify.
Response 7. Our executive officers from time to time provide information regarding our compensation programs, practices and packages to the Compensation Committee or, at the Committee’s request, to consultants retained by the Compensation Committee, to ensure the Committee and its consultants have complete and accurate information regarding the Company and its programs as they conduct their deliberations. The Compensation Committee may also invite our executive officers to present their perspectives on existing or proposed compensation programs, including programs in which they may participate. The Compensation Committee conducts its deliberations without management present, except that the Chief Executive Officer may be present when the Committee considers compensation of the other executive officers. Our executive officers do not otherwise play a role in determining compensation for

Securities and Exchange Commission
August 19, 2009

themselves or for any other named executive officer. We will clarify our disclosure of these matters in future filings.
Annual Incentive Opportunities, page 25
     Comment 8. Please tell us, and expand your disclosure in future filings to describe in greater detail, the reasons for selecting the metrics used in determining your annual incentive compensation and the reasons for weighting the performance criteria in the manner described. We note that the metrics to be used and the weights assigned to those metrics changed for fiscal 2009 though you did not include a discussion of the reasons for the changes. Please tell us the reasons for these changes and include disclosure to this effect in future filings as appropriate.
Response 8. The Compensation Committee establishes performance goals annually, and selects criteria that support the Company’s overall objectives as they exist at the time the performance goals are established. Those objectives may vary from year to year, based on the Company’s circumstances and conditions in the markets in which the Company operates. The weighting applied to the performance criteria reflects the Compensation Committee’s judgment as to the relative importance of the criteria. The metrics used and the weights assigned to those metrics for fiscal 2009 changed from those that were in place for fiscal 2008 because certain objectives were substantially achieved (e.g., internal systems enhancement) and new objectives were identified (e.g., operating efficiency; cost structure efficiency).
We will expand our disclosure in future filings to describe these matters in appropriate detail.
     Comment 9. Please tell us how you determined that each of the named executive officers achieved 64% of their bonus potential and whether discretion could have been or was exercised with respect to the 2008 payments. Please refer to paragraph (b)(2)(vi) of Item 402 of Regulation S-K.
Response 9. The determination that each of the named executive officers achieved 64% of their bonus potential was made by (a) evaluating the extent to which each of the individual elements of the bonus program was achieved, expressing that degree of achievement as a percentage, (b) multiplying the weight assigned to each element by the percentage achieved, and (c) adding the resulting amounts. For example, if the bonus program had three elements, weighted 50%, 30% and 20%, respectively, and those elements were achieved to the extent of 80%, 100% and 50%, respectively, the overall bonus achieved would be 80%, which is the sum of (50% x 80% = 40%) plus (30% x 100% = 30%) plus (20% x 50% = 10%). The performance criteria were objective, measurable goals, and no

Securities and Exchange Commission
August 19, 2009

discretion could be or was exercised to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payment.
     Comment 10. In addition, you refer not only to corporate but also to personal performance goals, though you did not include a discussion of what personal goals were established for each of the named executive officers. To the extent personal performance goals were material in determining annual incentive bonuses, those goals should be discussed with respect to each named executive officer. Please refer to paragraph (b)(2)(vii) of Item 402 of Regulation S-K. With respect to Mr. Ronning, we note your reference on page 27 to “the achievement of personal objectives by Mr. Ronning” though it does not appear that you identify the personal objectives. Please advise.
Response 10. The performance criteria for the incentive bonus plan for fiscal 2008 were corporate objectives, as disclosed on page 25, and did not include personal performance goals for any of the named executive officers. Accordingly, the reference to “achievement of personal objectives” for fiscal 2008 was surplusage. We will omit such reference in future filings or, if applicable, will include appropriate detail relating to personal performance goals that are material in determining annual incentive bonuses.
     Comment 11. It appears from your disclosure that the corporate performance targets you reference on page 25 were material to your executive compensation policies and decision-making processes for fiscal 2008, in particular your determination of cash bonuses for named executive officers. However, you have not provided quantitative disclosure of the corporate performance targets. Please tell us whether you have omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and, if so, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. To the extent you have relied on Instruction 4 to omit this information, please tell us and provide meaningful disclosure in future filings regarding how difficult it is for the executive or how likely it will be for the company to achieve the undisclosed target levels.
Response 11. We have omitted quantitative disclosure of the corporate performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, i.e., because the performance targets involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the Company. The performance targets for 2009 include, among other things, specific revenue and operating performance for significant clients of the Company. To the extent that this information were disclosed in a manner accessible to such clients or the Company’s competitors, the Company would be materially and adversely affected.

Securities and Exchange Commission
August 19, 2009

The incentive bonus opportunity is intended to reward exceptional performance. Each of the performance targets is set at a level that materially exceeds the Company’s historic performance as well as the Company’s internally projected performance. Accordingly, for an executive to achieve 100% of the bonus potential, the Company would need to achieve exceptional performance levels with respect to each of the performance criteria.
We will provide appropriate disclosure in future filings regarding how difficult it is for the executive or how likely it will be for the Company to achieve the undisclosed target levels.
Summary Compensation Table, page 31
     Comment 12. We note that among the named executive officers, only Mr. Crudden received a discretionary bonus of $10,000 for fiscal 2008 though the reason for this bonus is not discussed. Please tell us the basis for awarding this bonus and why it is not discussed in your compensation discussion and analysis.
Response 12. The discretionary bonus of $10,000 for fiscal 2008 was awarded to Mr. Crudden in early fiscal 2008, based upon an assessment of his performance and the competitiveness of his base salary utilizing peer group information as the principal benchmark. The basis for awarding this bonus was not included in the compensation discussion and analysis because the amount was not considered material to Mr. Crudden’s total compensation.
Grants of Plan-Based Awards, page 32
     Comment 13. We note that although you appropriately included non-equity incentive plan compensation in column (g) of the summary compensation table, you did not provide related disclosure in the Grants of Plan-Based Awards Table. Please note that the grant of an award under a non-equity incentive plan should be disclosed in the supplemental Grants of Plan-Based Awards Table in the year of grant. Please refer to SEC Release No. 33-8732A. Please confirm your understanding and provide disclosure accordingly in future filings or tell us why you believe this disclosure is not required.
Response 13. We hereby confirm our understanding that the grant of an award under a non-equity incentive plan should be disclosed in the supplemental Grants of Plan-Based Awards Table in the year of grant. We will provide disclosure accordingly in future filings.

Securities and Exchange Commission
August 19, 2009

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47 (Incorporated by Reference From Definitive Proxy Statement filed April 15, 2009)
Policies and Procedures with Respect to Related-Party Transactions, page 36
     Comment 14. We note your statement that all related-party transactions shall be disclosed in your applicable filings with the Commission as required under SEC rules. It does not appear, however, that you have provided a clear statement as to whether there were any reportable related-party transactions that occurred since the beginning of your last fiscal year. Please confirm, if true, that there were no such transactions and include disclosure to this effect in future filings. Please refer to Exchange Act Rule 12b-13.
Response 14. We hereby confirm that there were no reportable transactions with related persons that occurred since the beginning of fiscal 2008. We will include disclosure to this effect in future filings or, if applicable, will disclose any such transactions that may occur in the future.
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Note 12 -Segment Information
     Comment 15. Paragraph 38 of SFAS 131 requires the separate disclosure of revenues from, and assets located in, individual foreign countries when material. Please demonstrate your consideration of these requirements and tell us how you determined that your disclosures comply with the standard.
Response 15. The Company reports, to the extent feasible, based on the information used to produce our financial statements, geographical information related to revenues from external customers and long-lived assets. Based on this data, the Company monitors its reporting requirements by country and, if the revenue earned / assets held in any individual country exceed 10% of the revenue reported / assets held, the Company separately lists that country. The remaining balance is segregated to Europe and Other. Currently no non-US country exceeds 10% of the Company’s revenue earned / assets held. The Company will expand its disclosure in future filings to indicate that specific country level information is provided if the 10% threshold is exceeded.

Securities and Exchange Commission
August 19, 2009

Form 10-Q For the Quarterly Period Ended June 30, 2009
Item 1. Financial Statements
Note 1 — Basis of Presentation
Foreign Currency, page 7
     Comment 16. Tell us how you determined that the derivative activity was immaterial during the three and six months ending June 30, 2009. Your analysis should include qualitative factors in addition to quantitative factors. Tell us how you evaluated the notional amounts, along with the currency type, in assessing materiality. We have similar concerns regarding your disclosures in the Form 10-Q for the quarterly period ended March 31, 2009.
Response 16. The Company summarizes and reviews its derivatives outstanding by trading partner, sold currency, purchased currency, and notional amount outstanding. The Company’s foreign currency forward contracts are short-term with maturities of approximately one week. The notional amounts unsettled as of June 30, 2009 and March 31, 2009 were $7.1 million and $9.5 million (both USD), respectively. The Company recorded a net loss of $3,365 and a net gain of $93,698 for the periods ended June 30, 2009 and March 31, 2009, respectively. The notional amounts held and the underlying gain/loss were determined to be immaterial when compared to our overall cash and cash equivalents and the net income reported for the respective periods.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16
     Comment 17. We note that the table showing percentages of certain items to total revenue includes a heading of “Cost of Revenues” over all the various expense categories. Explain why this heading is appropriate and indicate which cost represents your cost of revenues. In this regard, tell us whether your presentation of “direct cost of services” and “network and infrastructure” costs on the face of the statements of operations is meant to depict “costs and expenses applicable to sales and revenues” as defined by Rule 5-03(b)(2) of Regulation S-X. If so, tell us why you believe the caption appropriately conveys their classification. In addition, explain how your presentation complies with SAB Topic 11B. We have similar concerns regarding your disclosures in the Form 10-Q for the quarterly period ended March 31, 2009.

Securities and Exchange Commission
August 19, 2009

Response 17. Consistent with our Form 10-K/A presentation, the column labeled “Cost of Revenue” should have been labeled “Costs and Expenses.” The Company will conform this presentation in future filings. As noted in our response to Comment #2, the Company is not identifying direct cost of services or “costs and expenses applicable to sales and revenues” in a specific line item but across multiple cost categories. After netting out the amounts paid certain suppliers and clients against revenue, the balance of the costs associated with delivering products and services are recorded across multiple line items in our Statement of Operations — primarily in “Direct cost of services,” “Network and infrastructure,” “Product research and development,” “Sales and marketing” and “Depreciation and amortization.” Since a material portion of the Company’s costs are netted per EITF No. 99-19, we believe the detail provided on the remaining costs provides more transparency to the readers of our financial statements.
Item 4. Disclosure Controls and Procedures, page 26
     Comment 18. We note your statement that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934) were effective in providing reasonable assurance that material information required to be disclosed by you in the Form 10-Q was recorded, processed, summarized and reported in a timely manner. Although you have referenced the full definition by referring to the appropriate Exchange Act Rule, it is unclear whether the conclusion by your officers that your disclosure controls and procedures were effective “in providing reasonable assurance that material information required to be disclosed . . . in the Form 10-Q was recorded, processed, summarized and reported in a timely manner” is intended to limit your effectiveness conclusion to that portion of the definition. Please therefore confirm, if true, that your disclosure controls and procedures were effective with respect to the full definition of controls and procedures as defined in Exchange Act Rule 13a-15(e) or 15d-15(e). Please confirm that you will provide conforming disclosure in future filings.
     Response 18. Please see our response to Comments #3 and #4.
* * * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

Securities and Exchange Commission
August 19, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.
     Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely, DIGITAL RIVER, INC.
By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission Maryse Mills-Apenteng, Securities and Exchange Commission Thomas M. Donnelly, Chief Financial Officer, Digital River, Inc.